Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
March 30, 2026 and the Prospectus dated August 19, 2024
Registration No. 333-281645

FOR IMMEDIATE RELEASE

Service Properties Trust Announces $500 Million Underwritten Public Offering of Common Shares

Newton, MA (March 30, 2026): Service Properties Trust (Nasdaq: SVC) today announced that it has commenced a $500.0 million underwritten public offering of its common shares of beneficial interest. SVC expects to use the net proceeds of this proposed offering to redeem all or a portion of the $100.0 million principal amount outstanding of its 4.95% senior notes due 2027 and/or the $450.0 million principal amount outstanding of its 5.50% senior notes due 2027. It is contemplated that the underwriters will also be granted a 30-day option to purchase up to an additional 15% of the number of common shares to be issued and sold in the proposed offering at the public offering price, less underwriting discounts and commissions.

Helix Partners (Helix) and The RMR Group (Nasdaq: RMR), SVC’s manager, have provided indications of interest to purchase up to $100.0 million and $50.0 million, respectively, of common shares in the proposed offering at the public offering price. In addition, SVC’s President and Chief Executive Officer and its Chief Financial Officer and Treasurer, as well as certain members of SVC’s Board of Trustees, have provided indications of interest to purchase common shares in the offering at the public offering price. Because these indications of interest are not binding agreements or commitments to purchase, any of these investors may determine to purchase more, fewer or no common shares in the proposed offering, or the underwriters may determine to sell more, fewer or none of our common shares to any of these investors.

In connection with the proposed offering, SVC will expand the size of the Board of Trustees to add an Independent Trustee with hotel experience in the near term, which is intended to enhance governance as SVC seeks to improve the performance of its hotel portfolio. Moreover, the entire SVC Board of Trustees is committed to maximizing shareholder value through thoughtful capital allocation between and amongst SVC’s hotel and net lease retail real estate portfolios, as SVC continues to transition its portfolio to be more focused on net lease retail real estate in the future.

Yorkville Securities is acting as lead bookrunner and Jones is acting as bookrunning manager of the proposed offering.

The offering is being made pursuant to SVC’s effective shelf registration statement previously filed with the Securities and Exchange Commission (the "SEC"), including the base prospectus therein. A preliminary prospectus supplement relating to the offering is being filed with the SEC. When available, a copy of the preliminary prospectus supplement and accompanying base prospectus relating to the offering may be obtained by contacting Yorkville Securities, LLC at Capitalmarkets@yorkvilleglobal.com or JonesTrading Institutional Services LLC at ECM@Jonestrading.com or by visiting the EDGAR database on the SEC's web site at www.sec.gov.

This press release is neither an offer to sell nor a solicitation of an offer to buy common shares, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Service Properties Trust

Service Properties Trust (Nasdaq: SVC) is a real estate investment trust with approximately $10 billion invested in two asset categories: service-focused retail net lease properties and hotels. As of December 31, 2025, SVC owned 760 service-focused retail net lease properties with over 13.6 million square feet throughout the United States. As of December 31, 2025, SVC also owned 94 hotels with over 21,000 guest rooms throughout the United States and in Puerto Rico and Canada. SVC is managed by The RMR Group (Nasdaq: RMR), a leading U.S. alternative asset management company with over $37 billion in assets under management as of December 31, 2025, and 40 years of institutional experience in buying, selling, financing and operating commercial real estate. SVC is headquartered in Newton, MA.

WARNING REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon SVC’s present intent, beliefs and expectations, but these statements and the implications of these statements are not guaranteed to occur and may not occur for various reasons, some of which are beyond SVC’s control. For example:

•	Although this press release refers to an offering of $500.0 million of its common shares, greater or less than $500.0 million of common shares may be sold or this proposed offering may be withdrawn and the number of common shares ultimately issued will be dependent on various factors, including the public offering price.

•	If SVC agrees to sell common shares in the proposed offering, the closing of the proposed offering will be subject to various conditions and contingencies as are customary in underwriting agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, the sale of the common shares may not close.

•	This press release states that SVC expects to use the net proceeds from the proposed offering to redeem all or a portion of its 4.95% senior notes due 2027 and/or 5.50% senior notes due 2027. However, the receipt and use of the proceeds is dependent on the completion of the proposed offering and may not occur and the amount of net proceeds may not be sufficient to redeem all notes.

•	Although SVC expects to expand the size of the Board of Trustees to add an Independent Trustee with hotel experience in the near term, it may not be successful in finding or electing a suitable candidate and the nomination of any new Trustee is subject to the approval of the Trust’s Nominating and Governance Committee and the Board of Trustees, and even if a new Trustee is elected, SVC may not improve the performance of its hotel portfolio, maximize shareholder value through thoughtful capital allocation between and amongst SVC’s hotel and net lease retail real estate portfolios or further transition its portfolio to be more focused on net lease retail real estate in the future.

•	This press release states that SVC contemplates that the underwriters will be granted an option to purchase up to an additional 15% of the number of common shares to be issued in the proposed offering. An implication of this statement may be that this option may be exercised in whole or in part. In fact, SVC does not know whether the underwriters would exercise this option, or any part of it.

The information contained in SVC’s filings with the SEC, including under the caption “Risk Factors” in SVC’s periodic reports, or incorporated therein, identifies other important factors that could cause differences from SVC’s forward-looking statements. SVC’s filings with the SEC are available on the SEC’s website at www.sec.gov.

You should not place undue reliance upon forward-looking statements.

Except as required by law, SVC does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Contact:
Kevin Barry, Senior Director, Investor Relations
(617) 796-8232

(end)

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC, including the prospectus supplement relating to the common shares, for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement relating to the common shares if you request it by contacting Yorkville Securities, LLC at Capitalmarkets@yorkvilleglobal.com and JonesTrading Institutional Services LLC at ECM@Jonestrading.com.